FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus dated October 28, 2010
Registration Statement No. 333-168854
Dated November 10, 2010

UNITEK GLOBAL SERVICES, INC.

19,000,000 Shares of Common Stock

Final Term Sheet

Issuer:	UniTek Global Services, Inc. (the “Company”)

Symbol:	UNTK

Security:	Common stock, par value $0.00002 per share

Size:	19,000,000 shares of common stock

Over-allotment option:	2,850,000 additional shares of common stock

Public offering price:	$4.75 per share

Underwriting discounts and commissions:	$0.3325 per share

Net proceeds (excluding the over-allotment):	$82,587,500 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)

Trade date:	November 11, 2010

Settlement date:	November 16, 2010

Underwriters:	FBR Capital Markets & Co. Roth Capital Partners, LLC D.A. Davidson & Co. Janney Montgomery Scott LLC

Use of Proceeds:
The Company intends to use approximately $30.3 million of the net proceeds from this offering to repay indebtedness outstanding under the Company’s $35.0 million revolving credit facility with BMO Capital Markets Financing, Inc., approximately $16.3 million to repay indebtedness outstanding under the Term B Credit Facility of the Company’s First Lien Credit Agreement and approximately $15.3 million to repay indebtedness outstanding under the Company’s Second Lien Credit Agreement, with the remaining net proceeds to be used for general corporate purposes, including for working capital to support the execution of the Company’s backlog.  Any additional net proceeds received from the exercise of the underwriters’ over-allotment option will be applied to repayment of indebtedness outstanding under the Second Lien Credit Agreement or the Term B Credit Facility of the Company’s First Lien Credit Agreement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from FBR Capital Markets & Co. at 1001 Nineteenth Street, North Arlington, VA, 22209 or from Roth Capital Partners, LLC, Attention: Syndicate Department, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227.